Amended Schedule A
to the Accounting Services Agreement
between World Funds Trust (the “Trust”) and
Commonwealth Fund Accounting, Inc. (“CFA”) dated August 2, 2013

Dated as of August 2, 2013

Compensation to be Paid to CFA:

A. For accounting services, CFA shall be paid monthly at the following annual rates:

Name of Fund	Accounting Services Fee
DGHM All Cap Value Fund	5 basis points with a $15,000 annual minimum.

DGHM V2000 SmallCap Value Fund	5 basis points with a $25,000 annual minimum. Annual minimum reduced to $20,000 for first year of operations.

B. It is anticipated that the Trust’s security trading activity will remain on average less than 100 trades per month, per portfolio. Should the Trust’s security trading activity exceed an average of 100 trades per month per portfolio, an additional fee of $2.50 per trade (for trades in excess of 100 per month) may apply.

C. The Trust will pay CFA on a current and ongoing basis for CFA’s reasonable time and costs required for the correction of any errors or omissions in the Accounts and Records delivered, or the information provided, to CFA by the Trust. Any such payment shall be in addition to the fees and charges described above, provided that approval of the amount of such payments shall be obtained in advance by CFA from the Trust if and when such additional charges would exceed five percent of the usual charges payable for a period under this Agreement.

D. Fund management will monitor the expense accrual procedures for accuracy and adequacy based on outstanding liabilities monthly, and promptly communicate to CFA any adjustment needed.